CUSIP No. 058823105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13-D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ___) * BALTIA AIR LINES, INC. (Exact name of issuer)
Common Stock (Title of Class of Securities) 058823105 (CUSIP Number)
John A. Drago 1911 Route 110 Farmingdale, NY 11735 Tel No: 631 420-0589 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 17, 2015 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058823105

1. Name(s) of Reporting Person(s) : John A. DRAGO
2. Check the Appropriate Box is a Member of A Group	(a) [__] (b) [__]
3. SEC Use Only
4. Source of Funds: PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]
6. Citizenship or Place of Organization: New York, USA
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 442,650,995 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 442,650,995 10. Shared Dispositive Power: -0-

11. Aggregate Amount Owned Each Reporting Person: 442,650,995

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [__]

13. Percent of Class Represented by Amount in Row 11: 7.77%

14. Type of Reporting Person: IN

CUSIP No. 058823105

ITEM 1:	Security and Issuer

The class of equity securities to which this Schedule relates is the common stock of BALTIA AIR LINES INC. ("BALTIA") which has its principal executive office at JFK International Airport, Building 151, Jamaica, NY 11430

ITEM 2:	Identity and Background

(a) Name of Person Filing: John A. DRAGO

(b) Address of Principal Business Office or (if none) Residence: 1911 Route 110, Farmingdale, NY 11735

(c) Employment: Vice President, HOGWARTS, INC., 1911 Route 110, Farmingdale, NY 11735

During the last five years, Mr. Drago:

(d) has not been convicted in a criminal proceeding and

(e) was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Citizenship: United States of America

ITEM 3:	Source and Amount of Funds or Other Consideration

The source of funds utilized for the purchase of the securities purchased as herein reported is the personal savings of Mr. Drago. Within the last twelve months, Mr. Drago has acquired approximately 2.44% of the issued common stock of the issuer, for an investment of approximately $1,000,000.

ITEM 4:	Purpose of Transaction

The sole interest of the reporting person is to acquire shares which he believes will increase in value and provide a substantial return on his investment, and has no intention of using his shares to effect in change in the company in any respect.

ITEM 5:	Interest in Securities of Issuer

Mr. Drago has acquired over multiple years a substantial interest in the issuer company, at present 442,650,995 shares which comprise approximately 7.77% of the issuer's outstanding common shares. Of these, 139,999,995 are currently restricted shares. In addition, Mr. Drago's wife, whom he married in July 2014, presently holds 41,652,406 unrestricted shares of the company, though there is no agreement or arrangements with respect the the disposition of her shares.

ITEM 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, understandings, or arrangements with respect to the securities of the issuer outside of the subscription agreements entered into at the time of acquisition of the shares, and prior consulting services agreements entered into with respect to earlier issuance of shares.

ITEM 7:	Material to be Filed as Exhibits

There are no contracts, arrangements, or understandings with any person with respect to any securities of the issuer, including but not limited to transfer of any of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of losses or profits, or the giving or withholding of proxies.

CUSIP No. 058823105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2015

John A Drago
By Albert Z Lewis
(Power of Attorney filed on the SEC's EDGAR filing system with Schedule 13-G for the reporting person on October 21, 2014)
/ ____signed___ /
Name and Title: Albert Z Lewis, Attorney At Law

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)